Exhibit 16.1

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC USA 20549

Re:        Destiny Media Technologies Inc.

This letter will confirm that we reviewed Item 4.01 of the Company's Form 8-K dated December 21, 2009, captioned "Changes in Registrant’s Certifying Accountant” and that we agree with the all the statements made therein as they relate to Manning Elliott LLP Chartered Accountants (“Manning Elliott”), except as noted below.

We do not agree with paragraph (a) (iv). Manning Elliott had a disagreement with the Company’s management regarding the amount of deferred income tax assets initially recorded by the Company in the consolidated financial statements for the fiscal year ended August 31, 2009, which was reduced by a material post closing audit adjustment recorded by the Company. If such disagreement was not resolved to the satisfaction of Manning Elliott, reference to such would have resulted in connection with our audit report on the consolidated financial statements for the fiscal year ended August 31, 2009.

We also do not agree with paragraph (a) (v). The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we expressed no opinion on management’s assessment regarding certain deficiencies and material weaknesses in the Company’s internal controls over financial reporting.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

CHARTERED ACCOUNTANTS

Vancouver, Canada

January 5, 2010